UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒  Annual Report pursuant to Section 15(d)of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2008,

or

☐  Transition report pursuant to 15(d) Of the Securities Exchange Act of 1934

for the Transition Period from                to               .

Commission File Number No. 0-14555

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIST FINANCIAL CORP.

401(K) Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

VIST FINANCIAL CORP.

1240 Broadcasting Road

Wyomissing, Pennsylvania 19610

(610) 208-0966

VIST Financial Corp. 401(k) Retirement Savings Plan

Table of Contents

December 31, 2008 and 2007

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule:

Form 5500 — Schedule H — Line 4i - Schedule of Assets (Held at End of Year)	17

Report of Independent Registered Public Accounting Firm

To the Trustees
VIST Financial Corp. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the VIST Financial Corp. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP

Reading, Pennsylvania
June 23, 2009

VIST Financial Corp. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets

Investments, at fair value:
Common/collective trust funds	$1,211,115	$1,188,298
Mutual funds	7,739,557	12,589,300
Common stock	453,406	997,779
Participant loans	263,582	337,476

Total investments at fair value	9,667,660	15,112,853

Liabilities

Excess contributions payable	8,014	20,282
Total Liabilities	8,014	20,282

Net Assets Available for Benefits at Fair Value	9,659,646	15,092,571
Adjustment from fair value to contract value for fully benefit responsive investment contract	59,312	7,713

Net Assets Available for Benefits	$9,718,958	$15,100,284

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007

Investment (Loss) Income
Net (depreciation) appreciation in fair value of investments	$(5,252,808)	$159,481
Interest and dividends	291,589	440,798

	(4,961,219)	600,279
Contributions
Participants	1,083,736	1,053,370
Employer	694,972	714,003
Rollovers	11,844	279,642

	1,790,552	2,047,015

Benefits Paid to Participants	(2,207,580)	(2,719,402)

Administrative Expenses	(3,079)	(584)

Net Decrease	(5,381,326)	(72,692)

Net Assets Available for Benefits - Beginning of Year	15,100,284	15,172,976

Net Assets Available for Benefits - End of Year	$9,718,958	$15,100,284

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan

The following description of the VIST Financial Corp. 401(k) Retirement Savings Plan (the Plan) formerly known as Leesport Financial Corp. 401(k) Retirement Savings Plan is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended thereafter.  The Plan is a contributory defined contribution plan covering employees of VIST Financial Corp. (the Company), who have completed one month of service and are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the Plan.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 – Description of the Plan (Continued)

Contributions

There are several types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution and an employer qualified nonelective contribution. In 2006, the Plan was amended to allow for employer profit sharing contributions and automatic enrollment of participants at a 2% deferral rate. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws.  The employer contributes an amount equal to 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation and 50% of the participant’s salary deferral contributions, up to a maximum of the next 4% of the participant’s compensation. On July 1, 2006, the Plan was amended to change the employer matching contribution to an amount equal to 150% of the participant’s salary deferral contributions, up to a maximum of 2% of the participant’s compensation and 100% of the participant’s salary deferral contributions, up to a maximum of the next 3% of the participant’s compensation. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings. In addition, the employer may make a qualified nonelective contribution on behalf of the non-highly compensated employees.

The participants may direct their contributions into several different investment options. Employees must meet certain requirements to receive an allocation of the employer matching and profit sharing contributions. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation and depreciation of Plan assets), and charged with an allocation of administrative expenses.  Allocations of the employer qualified nonelective and profit sharing contributions are based on participants’ compensation while allocations of Plan earnings are based on participants’ account balances.  Loan and disbursement processing fees are charged to the respective participants’ accounts. Other administrative expenses are allocated pro rata based on the participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan (Continued)

Vesting

A participant is 100% vested at all times in the participant’s salary deferral, rollover account and the employer qualified nonelective account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in installments.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his/her vested account balance does not exceed $1,000.  If the account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.  However, terminated participants may elect to receive their salary deferral accounts at any time. There were no distributions due participants at December 31, 2008 and 2007, respectively.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 – Description of the Plan (Continued)

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator.  Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance.  If the participant’s vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant’s vested account balance.  Loan terms range from one to five years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence.  The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans.  The repayment of these loans is made through payroll deductions. The minimum loan amount is $1,000.

Administrative Expenses

Administrative costs of the Plan are absorbed by the Plan through the use of forfeited balances.  However, if the balance of the forfeiture account is not adequate to pay the expenses, the Plan sponsor pays the administrative expenses.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan (Continued)

Forfeited Accounts

As of December 31, 2008 and 2007, forfeited employer matching non-vested accounts amounted to $11,615  and $19,459, respectively.  Forfeitures of employer matching and employer profit sharing non-vested accounts may be used either to pay future administrative expenses of the Plan, or to reduce future employer contributions.  During the years ended December 31, 2008 and 2007, forfeitures applied against administrative expenses and employer matching contributions amounted to $41,484 and $0, respectively.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared based on accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount particpants would receive if they were to initiate permitted transactions under the terms of the plan.

The plan invests in investment contracts through a common/collective trust fund. Contract value for this common/collective trust fund is based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Note 3 – Investments

Fair Value Measurements and Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Plan’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amount the Plan could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Standards (“SFAS”) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies when other statements require or permit the fair value measurement of assets and liabilities. This statement does not expand the use of fair value measurement. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-2 delays the effective date of SFAS No. 157 for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Plan adopted SFAS No. 157 as required on January 1, 2008 for all financial assets and liabilities, and this statement did not have a material impact on the Plan’s financial statements except for expanded disclosures.

The following methods and assumptions were used to estimate the fair values of the Plan’s financial instruments at December 31, 2008:

Common Stock

These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participants Loans

Loans to participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.  The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs).  Valuation techniques should be consistently applied.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels defined by SFAS No. 157 hierarchy are as follows:

Level 1:          Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2:          Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3:          Assets and liabilities that have little to no pricing observability as of the reported date.  These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the assets and liabilities measured on a recurring basis reported on the statement of net assets available for benefits at their fair value by level within the fair value hierarchy.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds	$7,739,557	$—	$—	$7,739,557

Common/Collective Trust Funds	—	1,211,115	—	1,211,115

Common Stock	453,406	—	—	453,406

Participant Loans	—	—	263,582	263,582

Total Assets at Fair Value	$8,192,963	$1,211,115	$263,582	$9,667,660

The following table presents a summary of the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets Year Ended December 31, 2008
Participant Loans

Balance at December 31, 2007	$337,476
Net purchases, sales, issuances and settlements	(73,894)

Balance at December 31, 2008	$263,582

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the fair value of investments as of December 31:

Investments	2008		2007

Common/Collective Trust Funds:
Morley Stable Value Sig Fund	1,211,115	*, **	1,188,298	*, **
Mutual funds:
Black Rock Inflation Protection R4	27,704		0
Calvert Soc Inv Bond A Fund	216,841		14,323
Principal Inflation Pro Sel Fund	0		7,803
Principal Inv Lf Tm Strat Inc Sel	1,203		1,932,009	*
Spectrum Preferred Secs Sel Fund	1,173,118	*	64
Principal Inv LifeTime 2010	804,567	*	973,676	*
Principal Inv LifeTime 2020	229,707		59,348
Principal Inv LifeTime 2030	529,827	*	699,624
Principal Inv LifeTime 2040	159,606		22,082
Principal Inv LifeTime 2050	31,897		7,711
Alliance Large Cap Value Sel Funs	45,499		97,059
Capital Research Am Funds Fdmntl Inv R3	293,883		429,902
Capital Am Fds Grth Fd of Am R3	146,302		97,586
Columbus Large Cap Growth Sel Fund	916,158	*	2,196,575	*
Davis New York Venture A Fund	998,189	*	2,020,804	*
Principal S&P 500 Idx Inst Fund	314,400		712,599
AIM Capital Development R	447,438		1,044,810	*
Jacobs Levy Mid Cap Value 1	10,265		0
JP Morgan Sm Cap Value 1 Sel Fund	28,361		11,377
Neuberger Berman Mid Cap Value Sel Fund	0		2,888
Principal S&P 400 Idx Sel Fund	622,581	*	1,151,492	*
Turner Mid Cap Growth Sel Fund	73,000		65,529
Principal Diversified Interl Sel Fund	561,300	*	940,763	*
Principal Intl Emerging Mkts Sel Fund	107,711		101,276
Common stock:
Common stock, VIST Financial Corp.	453,406		997,779	*

Participant loans	263,582		337,476
	$9,667,660		$15,112,853

*                       Represents 5% or more of net assets as of the respective year-end.

**                Contract value of $1,270,427 and $1,196,011 at December 31, 2008 and 2007, respectively.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2008	2007

Investments at fair value as determined by quoted market prices:
Mutual funds	$(4,732,478)	$382,020
Common stock	(549,225)	(241,782)
Investments at estimated fair value:
Common/Collective Trust Funds	28,895	7,312
Pooled separate accounts	0	11,931

	(5,252,808)	$159,481

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan.  The prototype plan obtained its latest determination letter on October 27, 2008 in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter to allow rollover contributions to be made in cash or in kind according to procedures set up by the Plan Administrator. However, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 6 - Related Party Transactions

Certain Plan investments are shares of money market funds, mutual funds, and pooled separate accounts that are managed by the custodians of the Plan.  The Plan also holds an investment in 58,662 and 55,898 shares of common stock of the Plan sponsor at December 31, 2008 and 2007, respectively.  Therefore, these related transactions qualify as related party transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Note 7 - Stock Dividend

A 5% stock dividend was declared by the Board of Directors of the Company on May 15, 2007 with a record date of June 1, 2007 and was distributed to shareholders on June 15, 2007.  The stock dividend resulted in the receipt by the Plan of 2,567 shares and cash for fractional shares of $20.

VIST Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 8 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31:

	2008	2007
Net assets available for benefits per the financial statements	$9,718,958	$15,100,284
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(59,312)	(7,713)
Amounts reimbursed to participants as excess contributions	8,014	20,282
Amounts allocated to withdrawing participants	0	0
Net assets available for benefits per the Form 5500	$9,667,660	$15,112,853

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended December 31:

	2008	2007
Benefits paid to participants per the financial statements	$2,207,580	$2,719,402
Amounts reimbursed to participants per the Form 5500	19,142	0
Amounts allocated to withdrawing participants	0	(96,718)
Benefits paid to participants per the Form 5500	$2,226,722	$2,622,684

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to plan year end but not yet paid as of that date.

A reconciliation of investment income according to the financial statements consists of the following for the year ended December 31, 2008:

Investment loss per the financial statements	$(4,961,219)
Depreciation on prior year excess contributions refunded	1,139
Adjustment from fair value to contract value for fully Benefit-responsive investment contracts	(51,599)
Investment income per the Form 5500	$(5,013,957)

A reconciliation of contributions from participants according to the financial statements to Form 5500 consists of the following for the year ended December 31, 2008:

Contributions from participants per the financial statements	$1,083,736
Amounts reimbursed to participants per the financial statements	8,014
Contributions from participants per the Form 5500	$1,091,750

VIST Financial Corp. 401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i

EIN:  23-2354007

PN:  003

December 31, 2008

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)

	Morley Stable Value Sig Fund	Common/Collective Trust	N/A	$1,211,115
	Black Rock Inflation Protection R4	Mutual fund	N/A	27,704
	Calvert Soc Inv Bond A Fund	Mutual fund	N/A	216,841
	Principal Inflation Pro Sel Fund	Mutual fund	N/A	0
	Principal Inv Lf Tm Strat Inc Sel	Mutual fund	N/A	1,203
*	Spectrum Preferred Ses Sel Fund	Mutual fund	N/A	1,173,118
*	Principal Inv LifeTime 2010	Mutual fund	N/A	804,567
	Principal Inv LifeTime 2020	Mutual fund	N/A	229,707
*	Principal Inv LifeTime 2030	Mutual fund	N/A	529,827
	Principal Inv LifeTime 2040	Mutual fund	N/A	159,606
	Principal Inv LifeTime 2050	Mutual fund	N/A	31,897
	Alliance Large Cap Value Sel Fund	Mutual fund	N/A	45,499
	Capital Research Am Funds Fdmntl Inv R3	Mutual fund	N/A	293,883
	Capital Am Fds Grth Fd of Am R3	Mutual fund	N/A	146,302
*	Columbus Large Cap Growth Sel Fund	Mutual fund	N/A	916,158
*	Davis New York Venture A Fund	Mutual fund	N/A	998,189
	Principal S&P 500 Idx Inst Fund	Mutual fund	N/A	314,400
	AIM Capital Development R	Mutual fund	N/A	447,438
	Jacobs Levy Mid Cap Value 1	Mutual fund	N/A	10,265
	JP Morgan Sm Cap Value 1 Sel Fund	Mutual fund	N/A	28,361
	Neuberger Berman Mid Cap Value Sel Fd	Mutual fund	N/A	0
*	Principal S&P 400 Idx Sel Fund	Mutual fund	N/A	622,581
	Turner Mid Cap Growth Sel Fund	Mutual fund	N/A	73,000
*	Principal Diversified Interl Sel Fund	Mutual fund	N/A	561,300
	Principal Intl Emerging Mkts Sel Fund	Mutual fund	N/A	107,711
	VIST Financial Corp.	Common stock	N/A	453,406
	Participant loans	4.00% to 9.25%	0	263,582

				$9,667,660

*  Party-in-interest.

** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the VIST Financial Copr. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2009	VIST FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

VIST FINANCIAL CORP.

	By:	/s/JenetteL.Eck
Jenette L. Eck
Plan Administrator

Exhibit Index

Exhibit Number
23	Consent of Beard Miller Company LLP